UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ASB Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00213T109

(CUSIP Number)

Ariel Warszawski

601 West 26th Street, Suite 1520

New York, NY 10001

(212) 672-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00213T109	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ryan Heslop
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 421,770[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 421,770[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,770[3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%[4]
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 See Item 2 below.

2 See Item 2 below.

3 See Item 2 below.

4 See the last sentence of Item 5(a) below.

CUSIP No. 00213T109	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ariel Warszawski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 421,770[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 421,770[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,770[3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%[4]
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 See Item 2 below.

2 See Item 2 below.

3 See Item 2 below.

4 See the last sentence of Item 5(a) below.

CUSIP No. 00213T109	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Firefly Value Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 421,770[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 421,770[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,770[3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%[4]
14.	TYPE OF REPORTING PERSON (see instructions) PN, IA

1 See Item 2 below.

2 See Item 2 below.

3 See Item 2 below.

4 See the last sentence of Item 5(a) below.

CUSIP No. 00213T109	13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FVP GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 421,770[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 421,770[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,770[3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%[4]
14.	TYPE OF REPORTING PERSON (see instructions) OO

1 See Item 2 below.

2 See Item 2 below.

3 See Item 2 below.

4 See the last sentence of Item 5(a) below.

CUSIP No. 00213T109	13D	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Firefly Management Company GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 421,770[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 421,770[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,770[3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%[4]
14.	TYPE OF REPORTING PERSON (see instructions) OO

1 See Item 2 below.

2 See Item 2 below.

3 See Item 2 below.

4 See the last sentence of Item 5(a) below.

CUSIP No. 00213T109	13D	Page 7 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FVP Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 421,770[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 421,770[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,770[3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%[4]
14.	TYPE OF REPORTING PERSON (see instructions) PN

1 See Item 2 below.

2 See Item 2 below.

3 See Item 2 below.

4 See the last sentence of Item 5(a) below.

CUSIP No. 00213T109	13D	Page 8 of 11 Pages

EXPLANATORY NOTE

 This statement on Schedule 13D (this “Statement”) relates to the common stock (the “Common Stock”), par value $0.01 per share of ASB Bancorp, Inc. (the “Issuer”). This Statement is being filed on behalf of the Reporting Persons.

 The Reporting Persons filed a statement on Schedule 13G on November 23, 2011 (as amended on February 14, 2012, February 14, 2013, February, 2014 and February, 2015, the “Original Schedule 13G”) with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(d) of the Act, as amended, and Rule 13d-1(c) thereunder, with respect to their ownership of the shares of Common Stock. This Statement is being filed because the Reporting Persons may no longer qualify to file on Schedule 13G. See Item 4 below.

Item 1.    Security and Issuer.

(a)     This Statement relates to the shares of Common Stock of the Issuer. This Statement supersedes and replaces the Original Schedule 13G.

(b)     The principal executive office of the Issuer is located at 11 Church Street, Asheville, North Carolina 28801.

Item 2.     Identity and Background.

 (a)    This Statement is being filed by: (i) FVP Master Fund, L.P., a Cayman Islands exempted limited partnership (“FVP Master Fund”), (ii) Firefly Value Partners, LP, a Delaware limited partnership (“Firefly Partners”), which serves as the investment manager of FVP Master Fund, (iii) FVP GP, LLC, a Delaware limited liability company (“FVP GP”), which serves as the general partner of FVP Master Fund, (iv) Firefly Management Company GP, LLC, a Delaware limited liability company (“Firefly Management”, and together with FVP Master Fund, Firefly Partners and FVP GP, the “Firefly Entities”), which serves as the general partner of Firefly Partners, and (v) Messrs. Ryan Heslop and Ariel Warszawski, the managing members of FVP GP and Firefly Management (together with the Firefly Entities, the “Reporting Persons”). FVP Master Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. FVP Master Fund directly owns all of the shares of Common Stock reported in this Statement. Messrs. Heslop and Warszawski, Firefly Partners, Firefly Management and FVP GP may be deemed to share with FVP Master Fund voting and dispositive power with respect to such shares.

(b)	The principal business office of FVP Master Fund is:

c/o dms Corporate Services, Ltd.

P.O. Box 1344

dms House

20 Genesis Close

Grand Cayman, KY1-1108

Cayman Islands

The principal business office of Messrs. Heslop and Warszawski, Firefly Partners, FVP GP and Firefly Management is:

601 West 26th Street, Suite 1520, New York, NY 10001

(c)   The principal business of the Firefly Entities is to invest and trade in a wide array of securities and financial instruments. Each of the Reporting Persons is engaged in the investment business. The principal occupation of Mr. Heslop is serving as portfolio manager and partner of Firefly Partners. The principal occupation of Mr. Warszawski is serving as portfolio manager and partner of Firefly Partners.

(d)   During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 00213T109	13D	Page 9 of 11 Pages

(e)    During the last five years, no Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    For the citizenship information of Messrs. Heslop and Warszawski, see Item 6 on such Reporting Persons’ respective cover pages of this Statement.

Item 3.    Source or Amount of Funds or Other Consideration.

The gross investment costs (including commissions, if any) to acquire the 427,770 shares of Common Stock directly owned by FVP Master Fund was approximately $4,868,274. The source of these funds was the working capital of FVP Master Fund.

Item 4.    Purpose of Transaction.

FVP Master Fund purchased the shares of Common Stock for investment.

The Reporting Persons evaluate the investment in the Issuer and their options with respect thereto on an ongoing basis. Based on such evaluations, Mr. Warszawski and other employees of Firefly Partners have from time to time had conversations with members of senior management of the Issuer regarding potential means of maximizing shareholder value, including, without limitation, by means of a sale, via merger or otherwise, of the Issuer. Based on the Reporting Persons’ most recent evaluation of the investment in the Issuer, the Reporting Persons have determined that a sale of the Issuer is now the best means to maximize shareholder value and based on that determination have sent a letter to the board of directors dated July 31, 2015, attached hereto as Exhibit 2 (hereinafter referred to as the “Letter”). The Reporting Persons may take further actions in support of the foregoing including actions that may result in one or more of the items set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to evaluate the investment in the Issuer and their options with respect thereto on an ongoing basis. Depending on various factors, including, without limitation, the financial condition, results of operations, trading price, strategy and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may make, or cause to be made, further acquisitions of the shares of Common Stock from time to time, may dispose of, or cause to be disposed of, any or all of the shares of Common Stock held by the Reporting Persons at any time or from time to time and may change their intentions with respect to one or more of the items set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. In addition, one or more of the Reporting Persons may seek to meet with the board of directors and/or members of senior management of the Issuer or communicate publicly or privately with the board of directors, members of management, other stockholders and/or third parties, including to convey their views with respect to matters relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally. As part of any such communications, one or more of the Reporting Persons may make recommendations and/or requests in furtherance of or in addition to the recommendation and request described in the Letter or take positions with respect to potential changes, including with respect to the operations, management, capital structure or strategic direction of the Issuer. Such recommendations, requests or positions may include one or more plans or proposals that would result in or relate to one or more of the items set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Except as otherwise indicated herein, the Reporting Persons do not, to the best of each of the Reporting Persons’ knowledge, have any present plans or proposals that relate or would result in any of the transactions or other matters specified in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)    The responses of each Reporting Person to Items (11) and (13) on the cover pages of this Statement are incorporated herein by reference. The percentage ownership of each Reporting Person is based on 4,378,411 shares of Common Stock outstanding as of April 30, 2015, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on May 8, 2015.

(b)    The responses of each Reporting Persons to Items (7) through (10) on the cover pages of this Statement are incorporated herein by reference.

(c)    There have been no transactions in the Issuer’s securities by any Reporting Person in the last sixty days.

CUSIP No. 00213T109	13D	Page 10 of 11 Pages

(d)    None.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or any other persons with respect to any securities of the Issuer, including, but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits.

Exhibit No.	Document
1	Joint Filing Agreement, dated July 31, 2015, among Ryan Heslop, Ariel Warszawski, Firefly Value Partners, LP, FVP GP, LLC, Firefly Management Company GP, LLC and FVP Master Fund, L.P. to file this joint statement on Schedule 13D.

2	Letter from Firefly Value Partners, LP to the Board of Directors of ASB Bancorp, Inc., dated July 31, 2015.

CUSIP No. 00213T109	13D	Page 11 of 11 Pages

 SIGNATURE

After reasonable inquiry, and to the best of his or its respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2015

/s/ Ryan Heslop
Ryan Heslop

Ariel Warszawski
Firefly Value Partners, LP
FVP GP, LLC
Firefly Management Company GP, LLC
FVP Master Fund, L.P.

By:	/s/ Ariel Warszawski
Ariel Warszawski, for himself and as Managing Member of FVP GP (for itself and as general partner of FVP Master Fund) and Firefly Management (for itself and as general partner of Firefly Partners)